SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☒       Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐       No ☒
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News & Information	(+1) 847 955-3939

Albert Trefts Jr.	Investor Relations	(+1) 847 955-3821
CNH (Case New Holland) Shareholders Approve Annual Dividend
LAKE FOREST, Ill., April 7, 2006 — At today’s Annual General Meeting held at the company’s registered offices in Amsterdam, the Netherlands, the shareholders of CNH Global N.V. (NYSE: CNH) approved the dividend recommended by the company’s Board of Directors on March 22. The 2005 annual dividend of $0.25 per common share will be payable on Friday, May 5, 2006 to shareholders of record at the close of business on Friday, April 28, 2006.
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CNH (Case New Holland) is a world leader in the agricultural and construction equipment businesses. Supported by more than 10,800 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

April 7, 2006